SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Aeva Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00835Q103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835Q103	13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS InterPrivate Acquisition Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,037,500*
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,037,500*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,037,500*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.82%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The securities are held directly by InterPrivate Acquisition Management LLC (the “Sponsor”) of which InterPrivate Capital LLC is sole manager. As a result of a change in the management structure of InterPrivate Capital LLC, Mr. Fattouh no longer has voting or dispositive power over the securities beneficially owned by InterPrivate Capital LLC and, therefore, Mr. Fattouh no longer has beneficial ownership of the securities held by the Sponsor.

CUSIP No. 00835Q103	13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Ahmed Fattouh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 00835Q103	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Aeva Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

555 Ellis Street, Mountain View, California, 94043

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) InterPrivate Acquisition Management LLC (the “Sponsor”) (ii) Ahmed Fattouh

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 1350 Avenue of the Americas, New York, NY 10019

Item 2(c).	Citizenship:

The Sponsor is a Delaware limited liability company and Mr. Ahmed is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

00835Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

CUSIP No. 00835Q103	13G/A	Page 5 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

Amount beneficially owned:

(a)	Sponsor - 6,037,500

Ahmed Fattouh - 0

(b)	Percent of class:

Sponsor – 2.82%

Ahmed Fattouh – 0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Sponsor - 0 Ahmed Fattouh - 0
(ii)	Shared power to vote or to direct the vote: Sponsor - 6,037,500 Ahmed Fattouh - 0
(iii)	Sole power to dispose or to direct the disposition of: Sponsor - 0 Ahmed Fattouh - 0
(iv)	Shared power to dispose or to direct the disposition of: Sponsor - 6,037,500 Ahmed Fattouh - 0

The Sponsor beneficially owns 6,037,500 shares of Common Stock, which represents 2.82% of the total shares of Common Stock issued and outstanding as of December 31, 2021, based on an aggregate of 214,008,437 shares of Common Stock outstanding as of November 2, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021 as filed with the Securities and Exchange Commission on November 12, 2021.

The securities are held directly by the Sponsor of which InterPrivate Capital LLC is sole manager. As a result of a change in the management structure of InterPrivate Capital LLC, Mr. Fattouh no longer has voting or dispositive power over the securities beneficially owned by InterPrivate Capital LLC and, therefore, Mr. Fattouh no longer has beneficial ownership of the securities held by the Sponsor.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

As of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 00835Q103	13G/A	Page 6 of 7 Pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The members of the Sponsor hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor, which gives them the right to receive a portion of the dividends from, and proceeds from the sale of, the Common Stock beneficially owned by the Sponsor.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

CUSIP No. 00835Q103	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

INTERPRIVATE ACQUISITION MANAGEMENT LLC

By:	/s/ InterPrivate Capital LLC

	By:	/s/ Brandon Bentley
	Name:	Brandon Bentley
	Title:	Manager of InterPrivate Capital LLC

/s/ Ahmed Fattouh
Name: Ahmed Fattouh